Filed by Stellent, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Optika Inc.
Registration Statement File No.: 333-112543

Disclaimers Any forward-looking statements, including statements regarding the effect of the proposed merger on the future operating results of Stellent and the expected closing of the merger, in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties including, without limitation, risks that the merger will not be consummated or that the businesses will not be integrated successfully, risks of intellectual property litigation, risks in technology development and commercialization, risks in product development and market acceptance of and demand for the Company's products, risks of downturns in economic conditions generally and in the Web content management tools and intranet information management markets specifically, risks associated with competition and competitive pricing pressures, risks associated with foreign sales and higher customer concentration and other risks detailed in the Company's filings with the Securities and Exchange Commission. Stellent and Optika have filed with the SEC a joint proxy statement/prospectus that contains important information about the company and the proposed merger. Investors and security holders are urged to read the joint proxy statement/prospectus and related annexes, a free copy of which can be obtained on the SEC's website at www.sec.gov or from either of the companies.

Investment Highlights Strong Market Drivers Large, growing enterprise content management market Compliance and records management initiatives Demand for second generation, multisite applications Industry-leading Enterprise Content Management (ECM) solutions Award-winning single architecture solution Highly scalable - line-of-business to enterprise Broad product suite - active-to-fixed content management Targeted go-to-market strategy Attractive Business Model High growth, proforma breakeven, strong cash position, generating cash Balanced revenues - license/service, new customer/existing, direct/OEM Strong Optika Acquisition Synergies

Stellent Overview Leading global provider of content management solutions with successful deployments across a broad range of industries and applications 395 employees Worldwide presence: US headquarters with offices in Japan, UK, Netherlands, France, Germany, Australia, and Canada 1,192 content management, 441 OEM customers FY '04 revenue $75.8M, pro forma breakeven Q4

Review of Q4, FY 2004 $20.6M revenue - 23% annual growth, 7% sequential Pro forma breakeven $73.5M cash (Q3) 55% license revenue 58% existing, 42% new accounts Strong sequential UCM license growth 6th consecutive quarter sequential growth Announcement of Optika acquisition Shareholder vote, close date May 28

Stellent Quarterly Total Revenue (6 Quarters of Sequential Growth) 3/31/03A 6/30/03A 9/30/03A 12/31/03A 3/31/04A In Millions 16.8 17.4 18.5 19.2 20.6

Addressing a Growing and Increasingly Important Market From Gartner... ECM will be a $10B market by 2004. Content management has become core infrastructure that all enterprises, except the most technology averse, must have for success in a Web- and document-centric business world. From META Group... ECM will be a $9B market by 2007 with a CAGR of 15%. By 2006, approximately 60% of Global 2000 organizations will standardize on a strategic ECM framework. More than 80 percent of the information knowledge workers need is unstructured, meaning stored as e-mail, Word documents, images, multimedia or other digital formats. From Giga Information Group/Forrester Research... ECM software license revenue will be $3.4B in 2006 with 22% CAGR. Records management will show 159% CAGR through 2006.

Industry-leading ECM Solutions
Integrated Architecture

STELLENT

Layer	Components
APPLICATIONS	Claims Processing · Accounts Payable · Call Centers · Dealer Extranets · Intranets · Sarbanes-Oxley · Web Sites · Other
COMMON GUI & INTERFACES	Browser | WebDAV Folders | Web Services | J2EE Product Integration Layer
APPLICATION MODULES	Document Management · Web Content Management · Digital Asset Management · Web services / Imaging/BPM / Fixed content repository
CORE SERVICES	Records Management | Collaboration
	Library Services | Security | Conversion | Workflow Personalization | Index/Search | Replication | Administration
REPOSITORY	Active Content (Consumption Performance)

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Targeted Solutions Industry Strongholds Financial Services, Manufacturing, Government, Health Care/Insurance Horizontal Applications Multisite management, Intranet/Portals, Call Center, Dealer/partner extranet, Sarbanes-Oxley Productized integrations Portals - JSR 168, Application Servers, ERP

Innovative ECM Solutions
Strong Product Recognition

STELLENT™

- ***2004 AIIM* - "Best in Show Award, ECM Products"**
- ***WebSphere Advisor*, Gold Award – "Best Content Management Product"**
- ***2003 Realware Award for IT Excellence* – "Best Enterprise Content Management Product"**
- ***Government Technology Conference* – "Best Solutions Award"**
- ***START Magazine* "Hottest Companies of 2003"**
- ***START Magazine* "Technology Enabler Award"**
- ***KM World* "Trendsetting CM Product of 2003" for Site Studio**
- **Basex Excellence Award for Universal Content Management 7.0**
- **Site Studio for "…anyone planning to rollout scores of sites with consistent branding and functionality."**
    - Mark Walter – Seybold Reports

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Optika Acquisition Broader solution set covering fixed content to active content Strong financial platform Profitable - immediately accretive on pro forma basis Revenue run rate in excess of $100M Over $70M cash and generating cash Revenue synergies 3500 customers, cross selling opportunities Channel synergies - VAR's, alliances International revenue opportunity for Optika products Cost synergies Public company costs, duplicate G & A, Marketing Strong management team

Content Management Market Fixed vs. Active Content Types LOW VOLUME CONSUMPTION HIGH VOLUME CONSUMPTION Fixed Content records, imaging, email Optika LARGE VOLUME OF CONTENT SMALL VOLUME OF CONTENT Active Content documents, web sites, digital assets Stellent

Content Management Applications LOW VOLUME CONSUMPTION HIGH VOLUME CONSUMPTION LARGE VOLUME OF CONTENT SMALL VOLUME OF CONTENT HIGH VOLUME CONSUMPTION Accounts Payable Compliance/Governance HR Intranet Dealer Extranet Call Center Knowledge Base Public Web Sites General Intranet/Portal Report Output Management Claims Processing

Positive Industry Analyst Feedback "This deal will make Stellent more competitive by filling out the range of functions it offers. Enterprises increasingly seek comprehensive capabilities from their CM vendors. The combined entity will have $100 million in annual revenue, which is generally the dividing line between top tier and smaller players" - Gartner FirstTake, Gartner Group "Stellent's acquisition of Optika provides complementary technology, partners, channels and customers, and creates the opportunity for the combined company to expand its share of this growing market. Stellent is already in a somewhat unique and strong position in this market because of the demand for its file conversion technology. With market consolidation proceeding at a rapid pace, this acquisition places Stellent in a comfortable position to compete." - Joshua Duhl, IDC "Stellent has just raised the bar for its competitors... The acquisition is a positive development for both Stellent's and Optika's customers. Other organizations evaluating ECM products should view Stellent as a strong contender from a product portfolio and ECM vision perspective, and put Stellent on the short list of vendors to consider." - Connie Moore, Giga Research

Competitive Landscape Claims Processing Call Centers Dealer Extranets Intranets Web Sites Accounts Payable Sarbanes - Oxley Transaction Oriented Consumption Oriented FileNet Documentum Interwoven Vignette Optika - Stellent

Investment Highlights - Summary Strong Market Drivers Large, growing enterprise content management market Compliance and records management initiatives Demand for second generation, multisite applications Industry-leading Enterprise Content Management (ECM) solutions Award-winning single architecture solution Highly scalable - line-of-business to enterprise Broad product suite - active-to-fixed content management Targeted go-to-market strategy Industry, Horizontal applications, Integrations Attractive Business Model High growth, proforma breakeven, strong cash position, generating cash Balanced revenues - license/service, new customer/existing, direct/OEM Strong Optika Acquisition Synergies